Exhibit 5
May 17, 2017

A-Mark Precious Metals, Inc.
2121 Rosecrans Avenue, Suite 6300
El Segundo, CA 90245

Re:	A-Mark Precious Metals, Inc.: Shares Issuable Under the 2014 Stock Award and Incentive Plan and Under Awards Issued in Place of Spectrum Group International, Inc. Equity Awards

Ladies and Gentlemen:

I am the General Counsel of A-Mark Precious Metals, Inc. ("A-Mark") and, in that capacity, have assisted in the preparation of the Registration Statement on Form S-8 (the "Registration Statement"), to which this opinion is attached as an exhibit, being filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Act"), and the rules and regulations promulgated thereunder.

The Registration Statement relates to a total of 845,127 shares of Common Stock, par value $0.01 per share (the "Shares"), of A-Mark, of which 615,000 Shares are authorized for issuance in connection with A-Mark’s 2014 Stock Award and Incentive Plan (the “2014 Plan”) and 230,127 Shares are authorized for issuance in connection with outstanding stock options granted by A-Mark (the “Replacement Awards”) in place of similar equity awards of Spectrum Group International, Inc. (“Spectrum”) upon the effectiveness of the distribution by Spectrum of all of the shares of A-Mark Common Stock on March 14, 2014 (the “Spinoff”). I have examined copies of the Company's Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, resolutions adopted by the Company's Board of Directors, the Compensation Committee Charter, the 2014 Plan, resolutions of the Spectrum Board and Compensation Committee relating to the replacement of Spectrum equity awards in connection with the Spinoff, agreements evidencing the Spectrum awards and the equity award plans under which those awards were granted as assumed by A-Mark, and such other documents, and have made such inquiries, as I have deemed appropriate. In my examination, I have assumed the genuineness of all signatures, the authenticity of all items submitted to me as originals, and the conformity with originals of all items submitted to me as copies.

Based upon the foregoing, it is my opinion that the Shares that may be originally issued pursuant to the 2014 Plan or upon exercise or settlement of the Replacement Awards, when issued and delivered in accordance with existing applicable terms of the 2014 Plan and the Replacement Awards and agreements evidencing or governing 2014 Plan awards or Replacement Awards, and, the resolutions establishing the 2014 Plan and authorizing the grant of the Replacement Awards, and authorizations of awards hereafter under the 2014 Plan by the A-Mark Board of Directors or the Compensation Committee of the Board consistent with those resolutions establishing the 2014 Plan and the Charter of the Compensation Committee, will be legally issued, fully paid and non-assessable shares of Common Stock of A-Mark.

As of May 16, 2017, I owned 24,000 shares of A-Mark Common Stock directly and stock options that are exercisable or in the future may become exercisable for 19,383 Shares.

I hereby consent to the use of this opinion as Exhibit 5 to the Registration Statement. In giving such consent, I do not thereby admit that I am acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Securities and Exchange Commission thereunder.

Sincerely,

/s/ Carol Meltzer
Carol Meltzer
Executive Vice President, General Counsel and Secretary, A-Mark Precious Metals, Inc.